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                            Sullivan & Cromwell LLP
                         1701 Pennsylvania Avenue, N.W.
                           Washington, DC 20006-5805

                                                               November 10, 2005

Via EDGAR

Christian Sandoe, Esq.,
    Securities and Exchange Commission,
        100 F Street, N.E.,
            Washington, D.C. 20549.

            Re:   BNY Hamilton Funds, Inc.:
                  Post-Effective Amendment No. 43 to Registration
                  Statement on Form N-1A (File Numbers 33-47703 and 811-6654)

Dear Mr. Sandoe:

        Set forth below are responses to the comments that you provided to the undersigned with respect to the above-referenced filing of BNY Hamilton Funds, Inc. (the "Company"). Post-Effective Amendment No. 45 ("PEA 45"), incorporating the responses to your comments below and other updated information, is expected to be filed on November 14, 2005, with the date of effectiveness specified as November 15, 2005.

                                      * * *

Prospectus Comments

1. [page 7] Under the Principal Investment Strategy heading for the Treasury Money Fund is the statement, "The Fund ... invests exclusively in securities backed by the full faith and credit of the U.S. government." Under Rule 35d-1, the disclosure should either (1) include a policy of 60-day prior notice to shareholders of any changes to this statement or (2) be revised by changing "invests exclusively" to an "invests at least 80% of Assets" policy as contemplated by paragraph (a)(2)(i) of the Rule (coupled with a 60-day prior notice policy).

        Response: The investment objective of the Treasury Money Fund is a fundamental policy, which reads: "The Fund seeks as high a level of current income as is

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Christian Sandoe, Esq.                                                       -2-

consistent with preservation of capital and maintenance of liquidity by investing solely in short-term obligations of the U.S. Treasury and repurchase agreements fully collateralized by obligations of the U.S. Treasury." Because the Fund's investment objective cannot be changed without shareholder approval, the statement under the Principal Investment Strategy heading likewise cannot be changed to an "80% test" nor can it be subject to a 60-day notice-prior-to-change policy. To address any concerns that the disclosure under the Principal Investment Strategy heading may be inconsistent with the Fund's investment objective - by implying that the Fund may invest in securities backed by the full faith and credit of the U.S. government other than Treasury securities and repos thereon - the disclosure has been revised by changing "These securities include:" to "These securities are:".

2. [page 9] Under the Daily NAV Calculation heading is the disclosure that the relevant fund calculates its net asset value "on each business day (Monday through Friday)" and that "A business day is a day on which both the New York
Stock Exchange and the Federal Reserve Bank of New York are open...." As written, this procedure is not in compliance with the requirements of Section 22(e) and Rule 22c-1, which require that a fund's NAV calculation occur on the business days of the New York Stock Exchange (and not business days of the Federal Reserve Bank of New York), but with an exception permitted for those closures based on "customary national business holidays described or listed in the prospectus and local and regional business holidays listed in the prospectus." Please revise the disclosure to comply with Section 22(e) and Rule 22c-1 (e.g., by indicating the holidays when the Fed is closed but the NYSE is open).

        Response: The disclosure has been revised to clarify that the definition of "business day" excludes any day which is not a holiday currently observed by the NYSE but which is a holiday currently observed by the Federal Reserve Bank of New York (namely, Columbus Day and Veterans Day).

3. [page 11] With respect to the disclosure under the Abusive Trading heading, please consider whether the policies outlined are consistent with the liquid nature of money market fund shares.

        Response: In recognition of BNY Hamilton Fund, Inc.'s desire that its money market funds be highly liquid investment options for investors, the disclosure under the Abusive Trading heading has been revised to the effect that each money market fund of the Company accommodates frequent trading and does not implement policies and procedures designed to discourage excessive or short-term trading of money market fund shares.

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Christian Sandoe, Esq.                                                       -3-

SAI Comments

4. [page 20] In the chart, "Ownership of Shares of BNY Hamilton", per the instructions applicable to this chart in Item 12 of Form N-1A, disclose in column (2) the directors' ownership of any and all series of the registrant (i.e., BNY Hamilton Funds, Inc.) and not only the ownership of Money Market Fund shares.

        Response: This disclosure has been revised to reflect each directors' ownership of all series of the Company.

5. [page 21] In the compensation table, per the instructions applicable to this chart in Item 12 of Form N-1A, specify in the heading of column (5) (on the far right) the total number of funds in the Fund Complex.

        Response: This disclosure has been revised as requested.

                                      * * *

                The Company acknowledges that: (1) the Company is responsible for the adequacy and accuracy of the disclosure in PEA 45; (2) staff comments or changes to disclosure in response to staff comments in PEA 45 reviewed by the staff do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to PEA 45; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions concerning any of the foregoing, please contact me at 202-956-7550 or Nick Patnaik at 212-237-0985.

                                                      Very truly yours,


                                                      /s/  Paul J. McElroy
                                                      --------------------------
                                                      Paul J. McElroy

cc:     Nick Patnaik
        (The Bank of New York)